FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month March 2017 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

On March 13 2017, the Registrant Announce Expands Support for its Fast
Growing Base of Chinese Customers with Leading SiGe BiCMOS Technologies for
 Wireless and Wireline Communication Systems

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: March 13, 2017	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz Expands Support for its Fast Growing Base of Chinese Customers
with Leading SiGe BiCMOS Technologies for Wireless and Wireline Communication Systems

TowerJazz to present its advanced offering at the 2017 SEMICON China conference

SHANGHAI, China, March 13, 2017 – TowerJazz, the global specialty foundry leader, today announced participation at SEMICON China to be held at the Shanghai New International Expo Centre (SNIEC) from March 14 – 16, 2017. TowerJazz’s presentation by Dr. Edward Preisler will address the role of SiGe technology in providing solutions for advanced wireless and wireline communication systems such as 4G and 5G handsets, IoT devices, automotive radar systems, high-speed data networks and data center communications. TowerJazz’s leading SiGe BiCMOS technology provides best-in-class solutions for the needs of its fast growing base of Chinese customers.

TowerJazz will discuss the challenge of wireless front-end module integration and small package requirements solved with its 0.18um SiGe power amplifier technology that builds all the elements of a wireless front-end module on a single chip. This leading technology combines a power amplifier with a high performance low-noise-amplifier, a switch, digital circuitry and power control, all on a single die.

The presentation will also include demonstrations of TowerJazz’s high-performance SiGe technology for very high-data rate wireless links at 60GHz (WiFi 802.11ad), breakthrough results for 5G wireless communications, as well as circuit blocks for next-generation 100GbE and 400GbE wireline data networks.

“TowerJazz has a long history and legacy in SiGe BiCMOS technology development and a proven record of manufacturing excellence,” said Lei Quin, TowerJazz China Country Manager. “We continue to provide great support in China as it consumes a huge percentage of the world’s ICs and internal China fabs can only cover a small percentage of the country’s need. We have been consistently growing our customer base in China and are committed to meeting the rising manufacturing needs in this region.

TowerJazz’s presentation on its SiGe BiCMOS process technologies will take place at SEMICON China in Session 3: “Compound Semiconductors in Communications" and will be held on March 16, 2017 from 11:10-11:35. For more information, please contact info@towerjazz.com.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiaries Jazz Semiconductor, Inc. and TowerJazz Texas Inc., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.towerjazz.com or www.tpsemico.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Asia-Pacific Company Contact: Shoko Saimiya | Shoko.saimiya@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com